Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Six months ended June 30, 2006	For the year ended December 31,
		2005	2004	2003	2002	2001
Net Loss	$(12,966)	$(31,980)	$(39,941)	$(85,265)	$(25,077)	$(11,359)
Add: Fixed Charges	533	996	1,022	1,372	858	392

Earnings as defined	$(12,433)	$(30,984)	$(38,919)	$(83,893)	$(24,219)	$(10,967)

Fixed Charges:
Interest Expense	$220	$377	$362	$492	$558	$351
Estimated interest component of rent expenses	313	619	660	880	300	41

Total fixed charges	$533	$996	$1,022	$1,372	$858	$392

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	Earnings, as defined, were insufficient to cover fixed charges by $13.0 million, $32.0 million, $39.9 million, $85.3 million, $25.1 million and $11.4 million for the six months ended June 30, 2006 and years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively